EXHIBIT 99.3

Facts about Koch Industries, Inc.

Koch Industries, Inc., (www.kochind.com) a privately owned company headquartered in Wichita, Kan., owns a diverse group of companies with annual revenues in excess of $60 billion and a presence in about 50 countries.

•	Koch companies employ about 30,000 people in core industries such as pulp and paper; petroleum, chemicals and fertilizers; fibers, intermediates and polymers; and trading in minerals, energy, and other commodities, as well as securities and financial instruments.

•	It is a primarily family-owned company, built on values such as integrity, humility and a desire to add real, long-term value to society.

•	Its unique, market-based management approach and its shareholders’ historical practice of reinvesting up to 90 percent of earnings back in the business have fueled its growth and success over the years.

•	Koch Industries, LLC maintains long-term credit ratings of Aa1 from Moody’s Investors Service and AA+ from Standard & Poor’s Rating Group.

•	Koch has a historical practice of reinvesting up to 90 percent of earnings back in its businesses – something a public company is generally not able to do.

•	Koch companies have extensive experience in cyclical, highly competitive businesses that are capital-intensive with a significant operations focus.

•	Koch has the flexibility and the commitment to weather market cycles and commit appropriate resources to enhance assets and grow.

•	Koch has a track record of being long-term owners of the businesses in which it invests (an average of more than 20 years).

•	Recent acquisitions have helped build Koch’s experience and expertise in two areas key for this purchase:

•	Pulp and paper industry experience:

•	Since purchasing two pulp mills from Georgia-Pacific in May 2004, Koch has operated and invested $100 million in that business, currently called Koch Cellulose. Koch plans to invest as much as $200 million in those mills in the future.

•	Koch Cellulose is a leading market and fluff pulp producer in the United States, with global marketing capabilities.

•	Not only has that been a successful business, but it has also paved the way for Koch’s great respect for Georgia-Pacific.

•	Going forward from the completion of the Georgia-Pacific purchase, Koch Cellulose would be re-integrated with the Georgia-Pacific business.

•	Experience with internationally recognized brands:

•	While many of Koch’s historical businesses are commodity-based or upstream from the consumer, Koch has decades of experience with product innovation and brand management, especially in its Chemical Technology Group of companies.

•	In 2004, however, that experience broadened greatly with the acquisition of the world’s largest manmade fibers and intermediates business from DuPont.

•	That Koch company, INVISTA B.V., has some of the world’s most recognizable and esteemed brands, including STAINMASTER® carpet, LYCRA®, ANTRON®, COOLMAX®, CORDURA® and others.

•	These premium brands are greatly valued by Koch and have continued to get considerable focus and investment to maintain their leadership in their sectors.

Koch financial information

As a privately held company, Koch Industries does not release its financial statements or other financial data. Its revenues are more than $60 billion annually. Koch does provide information to Moody’s Investors Service and Standard and Poor’s, who rate Koch Industries, LLC’s long-term credit as Aa1 and AA+, respectively. Only 4 percent of rated entities worldwide, including banks and insurance companies, are at or above this second-highest rating possible. Another measure of Koch’s financial strength and success is this: Between 1960 and now, the value of the S&P 500 grew about 100-fold, assuming the reinvestment of dividends. During that same period, the value of Koch Industries grew more than 1,600-fold, using the same assumptions.

Koch’s business management/investment philosophy

Koch believes that success is a result of maximizing long-term economic profit for customers, shareholders and society. Koch’s unique management philosophy, Market Based Management™, is a value system and framework that inspires a culture of principled entrepreneurship. The MBM framework expects all employees to conduct business in a lawful, ethical and environmentally responsible manner; it also seeks to unleash the entrepreneurial spirit and unique knowledge and skills of individual employees.

MBM®

Koch believes that success is a result of maximizing long-term economic profit for customers, shareholders and society. Koch uses a unique management philosophy, Market Based Management®, implemented by Koch Industries. It is a value system and framework that inspires a culture of principled entrepreneurship. The MBM framework expects all employees to conduct business in a lawful, ethical and environmentally responsible manner; it also seeks to unleash the entrepreneurial spirit and unique knowledge and skills of individual employees.

Koch’s current businesses

Koch companies operate in 10 industry areas, plus ranching. While there is some crossover between these categories, the Koch business groups can be broken down into three main focus areas: trading, operations and investments.

Trading

Koch Supply & Trading LLC (commodity trading, from oil to metals; risk management products)

Koch Mineral Services LLC (coal, pet coke, cement and fertilizers, plus some exploration/production)

Operations

Flint Hills Resources LLC (oil refining and petrochemicals)

INVISTA B.V. (fibers such as nylon, spandex and polyester, plus polymer and resins)

Koch Pipeline Company L.P. (transports oil and refined petroleum products)

Koch Chemical Technology Group LLC (industrial processing equipment: burners, distillation trays, filtration systems)

Koch Cellulose, LLC (makes pulp for fine papers, coffee filters, diapers and other products)

Investments

Koch Financial Corporation (municipal finance, municipal bond trading and reinsurance)

Koch Genesis Company (early-stage investing in breakthrough technologies in our fields)

Oasis Capital Markets LP (investing in stocks, bonds, hedge funds and other financial instruments)

Ranching

Matador Cattle Company (three large ranches with about 15,000 head of cattle)

Koch assets outside of North America

Koch companies have a presence in about 50 countries worldwide. In Europe, where Georgia-Pacific also has assets, Koch affiliates employ more than 5,700 people in sales, trading, marketing and manufacturing. Belgium, France, Germany, Italy, Russia, Luxembourg, Spain, Switzerland, the Netherlands, Turkey and the United Kingdom are among Koch company locations in Europe.

Koch’s core values

Koch employees operate under a core value system whose foundation value is to conduct all business affairs lawfully and with integrity. Koch’s core values are communicated through a set of guiding principles.

Ten Principles

1.	Integrity: Conduct all business affairs lawfully and with integrity.

2.	Compliance: Strive for 10,000% compliance, with 100% of us fully complying 100% of the time. Ensure excellence in environmental, safety, and all other compliance. Stop, think and ask.

3.	Value Creation: Create real long-term value by the economic means. Understand, develop, and apply Market Based Management® to get superior results. Eliminate waste.

4.	Entrepreneurship: Demonstrate the sense of urgency, discipline, accountability, judgment, initiative, economic and critical thinking skills, and risk-taking mentality necessary to generate the greatest contribution to the company.

5.	Customer Focus: Understand and build relationships with customers to profitably anticipate and satisfy their needs.

6.	Knowledge: Seek and use the best knowledge in decisions and proactively share your knowledge while embracing a challenge process.

7.	Change: Embrace change. Envision what could be, challenge the status quo, and drive creative destruction.

8.	Humility: Practice humility and intellectual honesty. Constantly seek to understand and constructively deal with reality to create real value and achieve personal improvement.

9.	Respect: Treat others with dignity, respect, honesty, and sensitivity. Encourage and practice teamwork.

10.	Fulfillment: Create value and produce results in order to realize your full potential and find true enjoyment in your work.

Koch history

Fred C. Koch, co-founder of what is now his namesake, Koch Industries, grew up in Texas and trained as an engineer at MIT. He developed an improved method of converting heavy oil into gasoline and was involved in refining, engineering and ranching businesses prior to his death in 1967. Led by his son Charles, Koch Industries has diversified and grown from those modest beginnings into one of the largest privately held companies in North America and a global company with annual revenues in excess of $60 billion.

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